Filed by Symantec Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: VERITAS Software Corporation
Commission File No.: 000-26247

This transcript contains forward-looking statements, including post-closing integration of the businesses and product lines of Symantec and VERITAS and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this transcript. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements in this transcript. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q. Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or expectations regarding the circumstances occurring after the date of this transcript.

The following is a transcript of a conference call held by DeMatteo Monness and Symantec on January 31, 2005 to discuss the proposed merger transaction with VERITAS.

Transcript of DeMatteo Monness / Symantec Conference Call
Date: 1/31/05
Time: 1 PM EST

Participants: Alex Salkever (DeMatteo Monness), Greg Myers (CFO of Symantec), Helyn Corcos (VP of IR for Symantec)

Alex Salkever: Welcome to the DeMatteo Monness / Symantec Conference Call. We have with us Greg Myers, CFO of Symantec and Helen Corcos, VP of IR. Go ahead, Greg and Helyn.

Greg Myers: Thanks for calling in. We believe (with Symantec and VERITAS merger) we can create a more resilient infrastructure to offer significant upside to customers in doing business with our combined entity versus (doing business with) the multiplicity of vendors in the market today offering a wider breadth of solutions. We believe this merger brings with it significant scale. Scale can’t be ignored because low-cost producers in the market ultimately will be the companies that can leverage their scale to bring low cost solutions across a very broad-based market globally. As both companies work on the integration and bringing our architectures and road maps together over time, we believe that we can do this. In addition we believe we can leverage the significant scale of our combined work forces. We believe we’ll get broader coverage and depth of sales power into any given account. And secondly, (we believe we will) be able to drive our channel strategy deeper into the markets with the VERITAS products. So, all in all, we believe that ensuring the integrity of the information, and allowing for greater availability in a secured environment is in fact what is going to help customers come to us in droves. And in fact customers absolutely love this transaction. We’ve had great customer feedback. Our competitors are nervous about it and we’ve gotten fabulous feedback from our partners where they believe they will make a lot more money with us over time. So if one were ever looking for a transaction to build significant predictability and sustainability in a very large company, this puppy is the one.

(Lines open for questions)

Doug Rudisch: I have a question on Microsoft’s entry into the space. What do you think Microsoft will talk about at the RSA summit? Do they have necessary patent protection and anti-virus database to be a player at all in that anti-virus market or are they in the position only to offer a second rate product if they do decide to push forward?

Myers: I assume you mean the IT (information technology) infrastructure space. Microsoft can enter into any given market. I don’t think there’s an area of software in which there isn’t some speculation of Microsoft’s entry and perhaps future dominance of that space. That said we believe we have the products, brand, scale and size to compete with Microsoft. Together with VERITAS we’re stronger than ever before. Microsoft has an OS (operating system) and a fabulous Office product and they drive those markets to massive scale. But quite frankly there have been many companies in adjacent spaces that have competed quite well with Microsoft because that adjacent market isn’t Microsoft’s core competency. There will be a point when Microsoft enters various areas of IT infrastructure, including various security markets. And I continue to believe that we will compete very well. I have no clue what Microsoft will announce at the RSA summit

Rudisch: Can they offer robust products in this space?

Myers: There’s nothing standing in their way from offering a robust product. However, I tend to think our ability to handle content is a significant differentiator between what Microsoft might be capable of doing and what we do today; Secondly, no matter what Microsoft comes to the market with, it generally has a lot of issues out of the gate. In the arena of IT infrastructure, you have to come out of the door strong or not at all. You don’t get a second chance. For example, Microsoft’s latest console that recently came out — that puppy’s had a lot of issues. That (console problems) has strengthened our position in the market place and created value for us.

Rudisch: VERITAS license revenue in the U.S. in last reported quarter was down 13% year-over-year. Any thoughts why that happened and can trend reverse?

Myers: I can’t really speak to the VERITAS numbers but from what I understand it was an extremely tough comparison quarter (year-over-year) and VERITAS felt confident that they would continue to grow license revenue in the high single digits. Other than that, you’re not talking to the expert on VERITAS yet.

David Riley: I have a question on your consumer business. If you look at the growth there in last few years, how much of it has been driven by addition of new customers as opposed to upselling older customers. Then also when you look at new customers you’ve added over the last couple of years, what is the breakdown by channels – retail box, retail web, OEM and ISPs. What is the breakdown in terms of percent of customers for each and what have growth rates been for each?

Myers: I’ll speak to that but probably not to great detail because these are areas in which we do not guide. With regards to new or old customers, we control at any point in time 70 to 75 points of market share in these markets. There has been estimates that the market size in consumer and small business segments is somewhere in the range of 400 million clients. If you assume that number is correct, we have at any given time 40 million paying subscribers. My point is that the market is extremely under-penetrated and in fact we are adding a substantial amount of new customers as we move through time. Price elasticity has played way in our favor. Although its not clear what we can do with price in the near future, we’ll probably not raise the price of this thing way beyond where it is today although it probably does have some upside as long as the market doesn’t radically change on the competitive front. With regard to channels, our fastest growth area has been electronic software distribution. That continues to be the case. In the most recent quarter that channel grew at 82%, which is well beyond the 49% that the consumer business grew overall. In addition we’re seeing fabulous responses out of OEMs. We have some of largest ISP accounts across the globe with companies like Tiscali, T-Online and Earthlink, and significant relationships in Japan and so on. Retail box continues to be a formidable channel. It isn’t growing as fast as the other channels but in absolute numbers retail box is still our largest, which says the consumer experience of buying from stores is still alive and well. Symantec is always agnostic to channel. We have significant presence wherever the customer wants to buy.

Scott Nicholas: With respect to M&A (mergers & acquisitions) are plans on hold pending either closure of this deal or would you wait to get some integration done before returning to your normal M&A plan – by that I mean occasional tuck-in deals?

Myers: Great question. Couple of points: In the preliminary proxy filing which will be in your hands in two weeks, there will be a ceiling on the level of M&A activity that we’ve agreed we can do. I can’t recall the number exactly but it’s a little over $300 million. Not that we’re going to run out and do a bunch of deals. The truth is the integration is quite significant. That will stall our ability to do M&A for a period of time. However we will still do an occasional tuck-in of technology from time to time. If we spend $20 million on some technology, that would not be egregious. It’s probably well within the scope of what we could do and would want to do. But trying to buy market or significantly move the ball with M&A over the next six to 12 months is probably not realistic.

Nicholas: So its sort of a $300 million cap or some such number on what you can do until the deal is done?

Myers: That’s an estimate, but yes. That’s about right.

Nicholas: On topic of electronic software distribution and the mechanics of looking at online storefront, is that set up from a revenue recognition standpoint in same way as regular hardline distribution business? If there’s a $50 sale to the end user would you get $45 upfront and the middleman would get $5 in revenue? Or would you get all $50 and then recognize the costs of that transaction as “cost of goods sold” (COGS)?

Myers: For online sales we have traditional rebate structures that are contra-revenue, we do have reseller renumeration agreements, which are contra-revenue. So none of it is COGS. Some of our costs in OEM arrangements do move through COGS and then some of it is contra-revenue. Most of what we do (in online sales) is contra-revenue.

Nicholas: So Digital River would be contra-revenue?

Myers: Right

Nicholas: Macromedia has been vocal about operating margins they realized by bringing the online storefront in-house. Do you guys have flexibility to look at ways of enhancing operating margins online, or are you locked into your existing arrangements until they expire.

Myers: First of all, we have a lot of flexibility in what we’d want to do in terms of timing for anything; Digital River is a fabulous partner. We’ve squeezed them pretty hard on margins to the point where we’d probably make a big error if we moved away from them because we probably don’t have the IT infrastructure to do all the things we’d want to do. So issue becomes what adds the most value. We believe right now that a lot of our customer-facing activity that we’re doing and then moving them to various infrastructures behind that customer-facing activity is probably the best use of our resources. That’s really where most of our time is spent today. Trying to move away from Digital River and build our own storefront and do it in 37 countries in 17 languages and get all the marketing programs going is probably not the best use of our resources.

Nicholas: What will the enterprise sales force look like with respect to reporting structure when the deal closes? Will Gary Bloom be in charge?

Myers: He will run what I’d call all the customer-facing activities. There will be a leader of worldwide sales and then a typical regional sales structure under them. Then looking across the worldwide salesforce we’ll redefine account relationships and determine how we can get significantly more scale as we work to reduce the load on any given rep to something significantly more manageable so that we can drive more business.

Nicholas: So you’d have reallocation across both businesses?

Myers: Yes. Look at who the relationship managers are. Fundamentally both companies have the same structures. You have relationship managers with systems engineers and product specialists backing them up with various ratios.

Nicholas: But sounds like account relationships will be done by geography and relationships as opposed to product types with your tech and SEs (sales engineers) and support people backing everybody up.

Myers: Yes, in essence you have it.

Rudisch: I wanted to ask a follow-up on competitive issues with respect to Microsoft (in the anti-virus business): You guys, Trend, McAfee — I. suspect you all have some intellectual property, maybe a large database of all viruses in world ever created. You have enormous support organizations that can respond immediately to a new virus. Are you saying there are essentially no barriers to entry here, or will Microsoft face a number of barriers technical and otherwise in this space?

Myers: I think there will be a number of issues that Microsoft will have to face and work out if they come into this market. First and foremost is the customer perception of who created the problem and why am I paying them anything. Secondly it’s the logistical load. In this respect, I think Microsoft was ready to enter this market a few years ago, and then it was blaster that really highlighted the logistical load on infrastructure so that if you get a worm or flash virus that really moves quickly, the ability for any one vendor to take care of 400 million clients is beyond any one vendor’s control. So you do need to scale pretty significant resources to deal with those things. But when it comes to libraries keep in mind that there are small companies around the globe – in Portugal and Spain and France and UK – that bring products to market. Whether they can ever get scale or service customers appropriately ultimately becomes the issue. To my knowledge I don’t think Microsoft has ever dealt in a content business per se. Most of their products have been licensed or point-of-sale type things like the Windows OS or Office. So it (an anti-virus business) opens an entirely different type of relationship that Microsoft would have to gain confidence in. I’m not saying they can’t do it, though.

Rudisch: And how would the challenges for Microsoft be different for them in the consumer space versus the SMB space or the large corporate space?

Myers: In the large corporate space, heterogeneity becomes a problem for Microsoft. The large corporations have multiple operating systems across their environment. However in the small business and consumer markets (where Windows is the dominant OS) that is not an issue.

Riley: I know probably there are some reasons why you couldn’t aggressively do a stock buy back, but what are your intentions there?

Myers: We can do a limited buy back now under the 10b51 already filed in the marketplace. When we file the proxy, we’re going be constrained by any buy-back activity until the shareholder vote. Then afterwards our window will reopen to repurchase shares. Once together, our combined board will review our repurchase activity and determine the best use of capital given that we will have significant cash resources.

Additional Information and Where to Find It

Symantec Corporation and VERITAS Software Corporation intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS Software. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS Software by contacting VERITAS Software Investor Relations at 650-527-4523.

Symantec, VERITAS Software and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS Software in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Symantec and VERITAS Software described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS Software is also included in VERITAS Software’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS Software as described above.